Mail Stop 3561

June 30, 2006

Wray Thompson, Chief Executive Officer
Tandy Leather Factory, Inc.
3847 East Loop 820 South
Fort Worth, Texas 76119

> **Re: Tandy Leather Factory, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 5, 2006**
> **File No. 333-134734**
> **Form 10-K for the Year Ended December 31, 2005**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 1-12368**

Dear Mr. Thompson:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Material Relationships and Transactions, page 5

1. Please tell us the exemption from registration relied upon by Mr. Wray Thompson, Mrs. Sally Thompson, and Mr. Ron Morgan in selling three million shares of your common stock to the selling stockholders. Also, please tell us the

facts and circumstances that allowed Mr. and Mrs. Thompson and Mr. Morgan to use that exemption.

Undertakings, page II-2

2. Please provide the all the appropriate undertakings required by Items 512(a) of Regulation S-K that apply to you. Specifically, it appears as if you are subject to Rule 430C of the Securities Act and must provide the undertakings required by Item 512(a)(5)(ii).

Form 10-K for the Year Ended December 31, 2005
Form 10-Q for the Quarter Ended March 31, 2006

Controls and Procedures

3. We note your statement that your chief executive officer and chief financial officer evaluated the effectiveness of the design and operation of your disclosure controls and procedures, and based on this evaluation and "subject to the limitations described below," your disclosure controls and procedures "offer reasonable assurance" that the information you are required to disclose under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Given the limitations you noted and the definition you provided, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures.

   In this regard, we note your statement that a "well conceived and operated control system is based in part upon assumptions about the likelihood of future events and can provide only reasonable, not absolute, assurance that the objectives of the control system are met." If true, you may disclose that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

4. Please refer- to Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act instead of Rule 13a-15(b). See Item 307 of Regulation S-K.

5. Currently, you have provided only part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures "offer reasonable assurance" that the information you are required to disclose under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Also, if true, please disclose that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

6. Please revise the second paragraph of this section so that it conforms to the language in Item 308(c) of Regulation S-K. If true, please disclose that there have been no changes in your internal control over financial reporting during your last fiscal quarter, the fourth fiscal quarter in your annual report, that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas W. Clayton, Esq.
        Cantey & Hanger, LLP
        Via Fax: (817) 877-2807